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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. 1)*


                             METAL MANAGEMENT, INC.
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                                (Name of Issuer)


                         COMMON STOCK, $0.01 PAR VALUE
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                         (Title of Class of Securities)


                                   591097209
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                                 (CUSIP Number)

                            J. TODD ARKEBAUER, ESQ.
                            SACHNOFF & WEAVER, LTD.
                       30 SOUTH WACKER DRIVE, 29TH FLOOR
                            CHICAGO, ILLINOIS 60606
                                 (312) 207-6453
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                  JUNE 2, 2003
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            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

          NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE
       NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID
                              OMB CONTROL NUMBER.

SEC 1746 (11-02)

CUSIP NO. 591097209                                                  Page 2 of 4
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1   NAMES OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

    EUROPEAN METAL RECYCLING LTD.
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a) [ ]

    (b) [X]

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3   SEC USE ONLY


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4   SOURCE OF FUNDS (See Instructions)

    WC
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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    UK
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                7   SOLE VOTING POWER
  NUMBER OF
                    1,503,100
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    1,503,100
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,503,100
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12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.8%
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14   TYPE OF REPORTING PERSON (See Instructions)

     CO
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CUSIP No. 591097209                                                  Page 3 of 4
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ITEM 1.    SECURITY AND ISSUER

           This Schedule 13D/A relates to the common stock ("COMMON STOCK") of Metal Management, Inc., a Delaware corporation (the "COMPANY"), which has its principal executive offices at 500 N. Dearborn St., Suite 405, Chicago, Illinois 60610.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

           On June 2, 2003, the Filing Person loaned funds, on an unsecured basis, to Mr. Benjamin Jennings, and Mr. Jennings has advised the Filing Person that he used those funds to make open-market purchases of Common Stock. Mr. Jennings has consulted with the Filing Person on its investment in the Company and other United States investment opportunities, generally, but the Filing Person has no contract, arrangement, or understanding of any kind with Mr. Jennings with respect to the Common Stock owned by the Filing Person or by Mr. Jennings; expressly disclaims any affiliate or associate status with Mr. Jennings; expressly disclaims any direct or indirect beneficial ownership in the Common Stock owned by Mr. Jennings; and further disclaims any "group" status with Mr. Jennings.


                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                            EUROPEAN METAL RECYCLING LTD.


June 9, 2003                                By: /s/ Colin Iles
                                               ---------------------------------
                                                Colin Iles, Managing Director

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CUSIP No.591097209                                                  Page 4 of 4
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                                  EXHIBIT LIST

EXHIBIT NO.                           DESCRIPTION OF EXHIBIT
-----------                           ----------------------

  I Letter Agreement dated June 9, 2003 between European Metal Recycling Ltd. and Benjamin Jennings regarding a $10 million bridge loan